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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

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                               LANTE CORPORATION
                      (Name of Subject Company (Issuer))

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                               LANTE CORPORATION
                       (Name of Filing Person (Offeror))

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 Options Under Lante Corporation's Amended and Restated 1998 Stock Option Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                        Held by Certain Option Holders
                        (Title of Class of Securities)

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                                  516540 10 1
               (CUSIP Number of Underlying Class of Securities)

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                                                         copies to:
        Thaddeus J. Malik                           Jeffrey R. Patt, Esq.
Vice President and General Counsel                  Adam R. Klein, Esq.
        Lante Corporation                           Katten Muchin Zavis
 161 North Clark Street, Suite 490           525 West Monroe Street, Suite 1600
      Chicago, Illinois 60601                      Chicago, Illinois 60661
         (312) 696-5000                                 (312) 902-5200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
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                             INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed with the Securities and Exchange Commission on December 21, 2000, relating to our offer to exchange options to purchase shares of our common stock, par value $.01 per share, held by certain employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated December 21, 2000 (as amended and supplemented, the "Offer to Exchange") and the related Letter of Transmittal.


ITEM 1    SUMMARY TERM SHEET
ITEM 4    TERMS OF THE TRANSACTION

Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange and the related Letter of Transmittal, are hereby amended as follows:

     The expiration date which was scheduled for 12:00 midnight, Eastern time, on Monday, January 22, 2001 has been extended to 12:00 midnight, Eastern time, on Friday, February 9, 2001, unless we extend the offer further. If we cancel tendered options on February 12, 2001, the business day following the scheduled expiration date, we will grant the new options on or about August 13, 2001.


ITEM 12    EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(1)(F) attached hereto:

(a)(1)(A)*       Offer to Exchange dated December 21, 2000 and amended January
                 12, 2001.
(a)(1)(B)*       Form of Letter of Transmittal.
(a)(1)(C)*       Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)* Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(1)(E)*       Form of Letter to Eligible Option Holders Clarifying Offer to
                 Exchange
(a)(1)(F) Form of Letter to Eligible Option Holders Regarding Extension of Expiration Date.
(b)              Not applicable.
(d)(1)*          Lante Corporation Amended and Restated 1998 Stock Option Plan.
(d)(2)* Form of Option Agreement pursuant to the Lante Corporation Amended and Restated 1998 Stock Option Plan.
(g)              Not applicable.
(h)              Not applicable.
* Previously filed.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                                            Lante Corporation


                                            /s/ Thaddeus J. Malik
                                            ----------------------------------
                                            Thaddeus J. Malik
                                            Vice President and General Counsel


Date:  January 17, 2001
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                               INDEX TO EXHIBITS

 Exhibit
 Number         Description
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(a)(1)(F)       Form of Letter to Eligible Option Holders Regarding Extension of
                Expiration Date.